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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________
                                  SCHEDULE TO
                                 (Rule 14d-100)

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                 _____________
                               SMALLWORLDWIDE PLC
                       (Name of Subject Company (Issuer))
                                 ______________
                            GENERAL ELECTRIC COMPANY
                        GE POWER SYSTEMS EQUITIES, INC.
                      (Names of Filing Persons (Offeror))
                                 ______________
     Ordinary Shares, of (Pounds)0.01 each, and American Depositary Shares, each representing one Ordinary Share
                         (Title of Class of Securities)
                                 ______________

                     83168P108 (American Depositary Shares)
                     (CUSIP Number of Class of Securities)
                                 ______________
                            General Electric Company
                             4200 Wildwood Parkway
                            Atlanta, Georgia  30339
                            Attn: James M. Waterbury
                           Telephone: (770) 859-7947
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Mary A. Bernard
                                King & Spalding
                          1185 Avenue of the Americas
                            New York, New York 10036
                           Telephone: (212) 556-2100
                               _________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [_] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 12.  Exhibits

99(a)(1) Joint press release issued by General Electric Company and Smallworldwide plc dated August 17, 2000.

99(a)(2)  Newspaper Advertisement published in the U.K. on August 17, 2000.
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                                 EXHIBIT INDEX


Exhibit
Number     Exhibit Name
------     ------------

99(a)(1) Joint press release issued by General Electric Company and Smallworldwide plc dated August 17, 2000.

99(a)(2)   Newspaper Advertisement published in the U.K. on August 17, 2000.